UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer: Stiforp Development Company LLC

Legal status of Issuer Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Wyoming

Date of organization: October 23, 2024

Physical address of Issuer: 30 N Gould St #41780 Sheridan, WY 82801

Website of Issuer: https://legacywealthcapitalgroup.com/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: RealRise Capital LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% platform fee agreed upon with RealRise Capital LLC

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

American Deposit Management LLC

Type of security offered: Debt (Promissory Note)

Target number of securities to be offered: 25,000

Price: $1.00

Target offering amount: $25,000

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on: First-come, first serve basis

Maximum offering amount (if different from target offering amount): $1,235,000.00

Deadline to reach the target offering amount: December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Stiforp Development Company LLC

Signed by:

By Gary Shanks

3742974A2C4D41C...

Gary Shanks
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by:

(Sign) Gary Shanks

3742974A2C4D41C...

Gary Shanks
CEO

(Date) 3/20/2025

	Most recent fiscal year-end (2024)
Total Assets	$ -
Cash & Cash Equivalents	$ -
Accounts Receivable	$ -
Total Liabilities	$ -
Revenues/Sales	$ -
Cost of Goods Sold	$ -
Taxes Paid	$ -
Net Income	$ -

Current number of employees

2

March 21, 2025

FORM C

Stiforp Development Company LLC

(a Wyoming limited liability company)

Up to $1,235,000

Promissory Notes

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	Stiforp Development Company LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Wyoming
Date Company Was Formed (from the Company's Certificate of Organization)	October 23, 2024
Kind of Entity (Check One)	Limited Liability Company
Street Address	30 N Gould St #41780 Sheridan, WY 82801
Website Address	https://legacywealthcapitalgroup.com/

See further details about our Company in **Exhibit C: Operating Agreement**.

§227.201(b) – Directors and Officers of the Company

Name	Gary Shanks
All positions with the Company and How Long for Each Position	CEO
Business Experience During Last Three Years (Brief Description)	Ower of Stiforp Development Company, where I now lead innovative real estate projects focused on community transformation.
Principal Occupation During Last Three Years	Hospitality industry experience in operations and team leadership.
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Percentage Ownership
Gary Shanks	100%

§227.201(d) – The Company's Business and Business Plan

About the Company, Project and MarketProject

Invest in an exclusive and prestigious real estate development situated on a prime 0.62-acre waterfront property in the highly sought-after Mt. Isle Harbor community. This premier development offers unparalleled views of the pristine Mt. Island Lake, providing an idyllic retreat while remaining just a short drive from Charlotte's bustling urban core.

Developed by Stiforp Development Company, this project represents the perfect blend of luxury, tranquility, and convenience. Designed for discerning buyers who value high-end living, the development will feature architecturally stunning residences with top-tier finishes, expansive outdoor living spaces, and direct water access.

With Charlotte's real estate market continuing to experience strong demand and appreciation, this waterfront property presents an exceptional investment opportunity with significant long-term value. Investors will benefit from:

- Prime Waterfront Location – Direct access to Mt. Island Lake, ideal for boating, fishing, and water recreation.
- High-End Custom Homes – Designed to maximize both luxury and functionality, with spacious floor plans, cutting-edge smart home technology, and premium materials.
- Strategic Growth Potential – Situated in one of the fastest-growing metropolitan areas in the U.S., where real estate values continue to rise.
- Strong Market Demand – Limited waterfront inventory in Charlotte makes this a highly desirable investment for both homeowners and future buyers.
- Proven Developer Expertise – Stiforp Development Company has a track record of delivering high-quality residential projects that yield impressive returns.

This is more than just an investment—it's an opportunity to be part of a landmark development that redefines luxury lakefront living in Charlotte. See further details about our Company in **Exhibit C: Operating Agreement**.

Charlotte, North Carolina, is experiencing significant population growth and dynamic real estate market trends.

Population Growth

As of January 2025, the Charlotte region's population stands at approximately 3 million residents. Projections indicate that this number will increase by over 50%, reaching 4.6 million by 2050. Mecklenburg County alone is expected to welcome an additional 600,000 residents, bringing its total to 1.7 million. This substantial growth underscores the region's appeal and necessitates advancements in infrastructure, housing, and transportation to accommodate the expanding populace.

Real Estate Market Trends

- The Charlotte real estate market reflects the city's burgeoning population and economic vitality. Key trends include:
- **Home Prices**: In January 2025, the median home sold price in Charlotte was $422,605, marking a 4.2% increase from the previous year.
- **Market Dynamics**: The market is characterized by strong demand and limited supply, leading to competitive conditions for buyers. This environment presents opportunities for sellers to capitalize on favorable pricing.

- **Rental Market**: The rental sector remains robust, with average monthly rents around $1,800 and low vacancy rates near 4.2%. This trend is driven by ongoing population growth and a strong local economy, particularly in finance, healthcare, and technology sectors.
- **Development Outlook**: While high interest rates and inflation have recently slowed commercial real estate development, a resurgence in construction activity is anticipated as interest rates decline. Developers are expected to focus on multifamily housing units and mixed-use projects to meet the diverse needs of the growing population.

In summary, Charlotte's projected population growth and current real estate trends suggest a vibrant and expanding market. The city's economic strength and desirability position it as an attractive destination for residents, homebuyers, and investors alike.

About the CEO & Consultant

Gary Shanks, CEO

My career began in the Las Vegas casino industry, where I gained extensive experience in leadership, operations, and team management. I held key roles at MGM Casino and Caesars Palace before joining Wynn Las Vegas in 2005 to further refine my expertise in gaming operations.

In 2007, I transitioned to the role of Vice President of Operations at JMI Telecom, overseeing company-wide operations and developing strategic management skills. After two years, I returned to Las Vegas, rejoining MGM Properties as an Assistant Shift Manager in Table Games, eventually being promoted to Casino Shift Manager. I remained in this role until 2020 when the pandemic led me to explore entrepreneurial ventures.

In 2020, I launched Southern Taste Seafood, where I sharpened my skills in business ownership, operations, and customer experience. During this time, I also began making strategic real estate investments, which fueled my passion for real estate development.

Today, as the CEO of Stiforp Development Company, I leverage decades of leadership, operational, and strategic planning expertise to drive innovative and impactful real estate projects. My diverse background across industries has equipped me with the ability to manage complex projects, build strong teams, and create successful investment opportunities. Stiforp Development is committed to transforming communities and maximizing the potential of every development.

Junior Frederick, Investor Relations Consultant

As a marketing consultant, copywriter, business coach, and certified sales professional, I am committed to making online marketing solutions simple and accessible for professionals and business owners worldwide. With a passion for growth and excellence, I have helped hundreds of entrepreneurs and executives build personal brands, drive revenue, and scale their businesses.

A key milestone in my career was playing a pivotal role in transforming a startup into a multi-seven-figure enterprise. Now, as part of Omni Solutions Consultation, I specialize in coaching executives and business leaders, leveraging personal branding to create meaningful impact. My expertise spans social media marketing, email marketing, consulting, business coaching, leadership, sales, and public speaking—empowering professionals at every stage of their journey.

I work with transitioning professionals replacing 9-5 income, executives optimizing growth strategies, six-figure business owners overcoming revenue plateaus, and seven-figure entrepreneurs refining marketing efforts. As a Caribbean-based entrepreneur with a global vision, I am dedicated to inspiring growth, freedom, and success. Let's connect and unlock your potential together.

About the Partners & Consultants (Non-Corporate Members)

Capital Raising Academy is a premier platform dedicated to empowering entrepreneurs with the skills and knowledge necessary to secure funding and accelerate business growth. Their comprehensive programs, designed by seasoned professionals with extensive experience in finance, investment banking, and entrepreneurship, offer immersive courses and personalized mentorship. These resources provide practical insights into investor mindsets, pitch deck creation, valuation techniques, and negotiation tactics, catering to those seeking angel investment, venture capital, crowdfunding, or alternative financing avenues.

New Era Direct Marketing specializes in simplifying marketing strategies to help businesses achieve growth and success. Their services include marketing consulting, copywriting, and AI-powered solutions such as AI Voice and Chat Agents. These offerings are designed to streamline operations, enhance customer engagement, and increase revenue. By combining timeless marketing principles with advanced technology, New Era Direct Marketing tailors solutions to meet the unique goals of each client, ensuring they stand out in today's competitive market. to the local community.

Hendricks Builders is a licensed general contractor and builder serving the Carolinas, specializing in custom home construction, kitchen and bathroom renovations, and commercial upfits. With nearly three decades of experience, they offer comprehensive design-build services, collaborating with realtors, designers, architects, and buyers to bring clients' visions to life. Their commitment to quality and value is evident in every project. Operating across multiple counties in North and South Carolina, Hendricks Builders provides a range of house plans and follows a detailed seven-step process to ensure client satisfaction.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $1,235,000.

We will not complete the Reg CF Offering unless we have raised a total of at least $25,000 (minimum goal) by December 31, 2025. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $1,000. Investors can cancel their commitment up until 11:59 pm on December 29, 2025 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by RealRise Capital, a licensed funding portal.

About the Finances

The Stiforp Development Company financing plan for the Mt. Isle Harbor project is structured into three strategic phases to ensure smooth execution and maximize returns. **Phase 1** focuses on securing land acquisition, obtaining necessary zoning approvals, and enhancing infrastructure to establish a strong foundation for development. In **Phase 2**, a luxury single-family home will be constructed, designed to seamlessly integrate with the natural beauty of the waterfront site, creating an elegant and desirable living space. Finally, **Phase 3** involves marketing and selling the property to a curated audience, highlighting its exclusivity, lifestyle benefits, and premium location. Financial projections underscore the project's viability, with estimated development costs of $775,000, yielding an expected interest of 12%. The anticipated investment timeline ranges from 8 to 12 months, making this a compelling opportunity for investors seeking efficient and profitable returns.

Investor Return

The Company will issue promissory notes (**Exhibit E - Form of Note**) for all investments, promising to pay each investor based on a one-year amortization schedule.

Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at an annual rate of twelve percent (12%). During the 12-month holding period, interest will accrue and be added to the principal balance. Payments, consisting of both principal and accrued interest, will be paid as a lump sum in the form of a ballon payment no later than December 31, 2026, based on the agreed amortization schedule.

This structure allows investors to earn interest on their investment while the Company effectively utilizes the funds during the holding period.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Reg. CF offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 2 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $25,000

Offering Deadline December 31, 2025

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,235,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $25,000 and a maximum of $1,235,000. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Land Acquisition	100%	$25,000	20%	$250,000
Soft Costs (Land Preparation, Permits & Fees, Utilities, etc.)			17%	$210,000
Construction Costs			63%	$775,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,235,000**

Site development includes the following excavation, tree removal, retention ponds, water irrigation, and road connectivity.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@realrisecapital.net and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment cancelled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
(2) The intermediary will notify investors when the target offering amount has been met;
(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy 500 notes at $1 per note you will pay $500 (minimum investment amount).

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project would generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The company is providing investors with Promissory Notes priced at $1.00 per note. The intended quantity of securities available for offering is 1,235,000. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are outlined in a separate document called the Note Indenture. Copies of the form of Note the Company will be issued, and the Note Indenture, are attached as **Exhibit E: Form of Note** and **Exhibit F: Note Indenture**.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company, you will have the right to be repaid even if the Company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

The rights of an unsecured creditor differ from those of secured creditors. Here's a general overview:

Security Interest:
- Secured Creditors: Have a security interest in specific assets of the debtor. This means that if the debtor defaults, the secured creditor has a claim on the specified assets to satisfy the debt.
- Unsecured Creditors: Lack a security interest in any specific assets. They do not have a direct claim on particular property in case of default.

Priority in Repayment:
- Secured Creditors: Generally have higher priority in repayment. They are entitled to be satisfied from the proceeds of the sale of the collateral before unsecured creditors receive anything.

- Unsecured Creditors: Are lower in priority. They are paid from the remaining assets after secured creditors have been satisfied. This often means unsecured creditors receive a lower percentage of their claims.

Risk and Interest Rates:
- Secured Creditors: Due to the security interest, they typically face lower risk, and interest rates may be comparatively lower.
- Unsecured Creditors: Face higher risk as they do not have specific collateral backing their claims. Consequently, interest rates for unsecured debt may be higher.

Bankruptcy Proceedings:
- Secured Creditors: Retain their security interest in bankruptcy proceedings and may seize the collateral unless the debtor pays the debt.
- Unsecured Creditors: Rely on the available assets in the bankruptcy estate. They are paid after secured creditors and administrative expenses.

Negotiating Power:
- Secured Creditors: Often have stronger negotiating power in restructuring or bankruptcy situations due to their secured position.
- Unsecured Creditors: Have limited leverage, and their recovery depends on the available assets after satisfying secured claims.

Your Right to Payments under the Note

Each investor will be issued a promissory note by the Company, promising to pay to the Investors the original investment made, plus interest of 12% annually, over a one-year term. Payments will be made to investors periodically, with each payment consisting of principal and interest, calculated on a one-year term. Principal and interest payments are expected to be paid back as a final balloon payment to each investor upon the sale of the property.

See Exhibit F: Note Indenture and **Exhibit E: Form of Note** for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

Investor Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.

- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares as defined by the Terms of the offering.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of each Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Gary Shanks owns one hundred percent of the membership interest in the Company. The Company is managed by Gary Shanks, per the Operating Agreement, who has full voting power.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, examples these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $1,000 Note is being valued at $1,000. Thus, if you want to buy 1000 notes at $1 per note you will pay $1000 (minimum investment amount). The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through RealRise Capital LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate RealRise Capital as follows:

- 5% platform fee is paid when the successfully funded campaign has ended.

RealRise Capital LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for RealRise Capital LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Wyoming Limited Liability Company Act on October 23, 2024. As an early-stage company, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering towards The Stiforp Development Company financing plan for the Mt. Isle Harbor project is structured into three strategic phases to ensure smooth execution and maximize returns. **Phase 1** focuses on securing land acquisition, obtaining necessary zoning approvals, and enhancing infrastructure to establish a strong foundation for development. In **Phase 2**, a luxury single-family home will be constructed, designed to seamlessly integrate with the natural beauty of the waterfront site, creating an elegant and desirable living space. Finally, **Phase 3** involves marketing and selling the property to a curated audience, highlighting its exclusivity, lifestyle benefits, and premium location.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will review other financing options.

Capital Resources

Other than the debt we hope to raise through this Offering, we have not purchased any assets or entered into any agreements to do so. We expect to start development as soon as we raise the capital from investors in this Offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on realrisecapital.net). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit K: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $25,000. You can track our progress in raising money under the Reg CF Offering at RealRise Capital LLC on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the offering page at https://legacywealthcapitalgroup.com/ no later than 120 days after the end of each fiscal year which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

See **Exhibit L: Disclosures**

§227.201(z) – Testing the Waters Materials

The Company did not conduct a "Testing the Waters" campaign prior to this offering.

Exhibit A   Financial Statements

I, Gary Shanks, acting in my capacity as CEO, certify that:

1. The financial statements of Stiforp Development Company LLC included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

Stiforp Development Company LLC

Signed by:

By _Gary Shanks_
    3742974A2C4D41C...

Gary Shanks

CEO

STIFORP DEVELOPMENT COMPANY
BALANCE SHEET
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
ASSETS	
NON-CURRENT ASSETS	$ -
CURRENT ASSETS	$ -
Receivable from Members	$ -
TOTAL ASSETS	$ -
MEMBER'S EQUITY AND LIABILITIES	
Member's Equity	$ -
LIABILITIES	
NON-CURRENT LIABILITIES	$ -
CURRENT LIABILITIES	$ -
Loan from Members	$ -
TOTAL LIABILITIES	$ -
TOTAL EQUITY AND LIABILITIES	$ -

STIFORP DEVELOPMENT COMPANY
STATEMENT OF OPERATIONS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
Revenue	$ -
Operating Expenses	$ -
Profit / (Loss) before tax	$ -

STIFORP DEVELOPMENT COMPANY
STATEMENT OF CHANGES IN MEMBER'S EQUITY
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
Balance as at 31 December 2024	
Add: Contribution Made during the period	$ -
Add: Profit / (Loss)	$ -
	$ -
Less: Distributions during the period	$ -
Balance as at 31 December 2024	$ -

STIFORP DEVELOPMENT COMPANY
STATEMENT OF CASH FLOWS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
CASH FLOWS FROM OPERATING ACTIVITES	
Profit / (Loss) before tax	$ -
Adjustment for non cash expenses	$ -
Net cash from / (used in) operating activities	$ -
CASH FLOWS FROM INVESTING ACTIVITES	
Set up cost	$ -
Net cash from / (used in) investing activities	$ -
CASH FLOWS FROM FINANCING ACTIVITES	
Contribution's from Members	$ -
Loan from Members	$ -
Net cash from / (used in) financing activities	$ -
Net Increase in cash and cash equivalents	$ -
Cash and cash equivalents at the beginning of the period	$ -
Cash and cash equivalents at the end of the period	$ -

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Gary Shanks will manage all aspects of the Company and its business. Furthermore, if Gary Shanks or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   Operating Agreement


OPERATING AGREEMENT
OF
STIFORP DEVELOPMENT COMPANY LLC
WYOMING


This is an Agreement, entered into effect on January 1st 2025, by and among Stiforp Development Company LLC, a Wyoming Limited liability company (the "Company"), Stiforp Development Company LLC, an Wyoming Limited liability company ("Sponsor" or the "Manager"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I. Some or all of the Investor Members acquired their interests in the Company through https://realrisecapital.net/ (the "Site").

II. The Members collectively own all interests in the limited liability company and wish to outline their understandings regarding the ownership and operation of the Company in this Agreement. This Agreement is intended to serve as the "limited liability company agreement" of the Company as defined under Wyo. Statutes § 17-29-102(a)(xvii).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY

1.1. Continuation of Limited liability company. The rights and obligations of the Members to one another and to third parties shall be governed by the Wyoming Limited Liability Company Act (the "Act"), except that, in accordance with Wyo. Stat. § 17-29-105(c), conflicts between the provisions of the Act and the provisions of this Agreement shall be resolved in favor of the provisions of this Agreement, except where the provisions of the Act may not be varied by contract as a matter of law.

1.2. Name. The name of the Company shall be Stiforp Development Company LLC and all of its business shall be conducted under that name, or such other name(s) as may be designated by the Manager.

1.3. Purpose. The purpose of the Company shall be to directly or indirectly, acquire, develop, renovate, manage, lease, own, finance, refinance, maintain and operate 2125 Mount Isle Harbor Dr, Charlotte, NC 28214 (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4. Fiscal Year. The fiscal and taxable year of the Company shall be the calendar year, or any other period as the Manager determines.

2. ARTICLE TWO: CONTRIBUTIONS AND LOANS

2.1. Initial Contributions. The Sponsor has contributed $0.00 to the capital of the Company in the form of cash. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of the Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2. Other Required Contributions. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. Loans.

2.3.1. **In General.** Sponsor or its affiliates, may, but shall not be required to, lend money to the Company at their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the lower of (i) 4 % per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans.** After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid pro-rata, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principals.

2.4. Other Provisions on Capital Contributions. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6. Under any circumstance requiring the return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7. No Member shall be liable to any other Member for the return of his or their capital.

2.5. No Third-Party Beneficiaries. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS

3.1. Percentage Interests; Shares.

3.1.1. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equal to a percentage calculated by dividing the Capital Contribution of such Member by the aggregate Capital Contributions of all Members. For the purposes of this Agreement, Capital Contributions may include cash, property, or debt evidenced by promissory notes. However, the Manager may adjust the

Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not adjust the Percentage Interest of any Investor Member relative to the Sponsor or any other Investor Member, except in the case of additional Capital Contributions or the satisfaction of promissory notes issued as Capital Contributions.

3.1.2. For purposes of this Agreement, each Member's Percentage Interests may also be represented in terms of a certain number of "Shares" of the Company, determined by dividing such Member's Capital Contribution, including the principal amount of any promissory note issued as a Capital Contribution, by $1.00. Shares owned by Investor Members are referred to as "Investor Shares," and Shares owned by the Sponsor are referred to as "Sponsor Shares."

3.2. Capital Accounts. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of their Capital Contribution, including the principal amount of any promissory note issued as a Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS

4.1. Distributions.

4.1.1. **In General.** Within 60 days after the sale of the property or at such other intervals as determined by the Manager, the Company shall distribute its Available Cash, pari passu, as follows:

(a) First, to repay any outstanding promissory notes held by Investor Members, including accrued but unpaid interest, in proportion to the principal amount of each Investor Member's note; and

(b) Thereafter, 100% to the Sponsor.

4.1.2. **Distributions Among Investor Members.** Any distributions made to Investor Members pursuant to Section 4.1.1(a) shall be allocated among the Investor Members in accordance with their respective outstanding promissory note balances, including accrued but unpaid interest.

4.1.3. **Definitions.** The following definitions shall apply for purposes of this section 4.1:

(a) "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b) "Investor Member" means a member that has made a Capital Contribution.

(c) "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4. **Distributions to Pay Personal Tax Liabilities.** In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5. **Tax Withholding.** To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6. **Assets Distributed in Kind.** If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a pro-rata share of such noncash assets.

4.1.7. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a [Fifty Dollar ($50)] processing fee.

4.1.8. **Other Rules Governing Distributions.** No distribution prohibited by Wyo. Stat. §17-29-406 or not specifically authorized under this Agreement shall be made by the Company to any Member in their capacity as a Member. A Member who receives a distribution prohibited by Wyo. Stat. §17-29-406 shall be liable as provided therein.

4.2. Allocations of Profits and Losses.

4.2.1. **General Rule: Allocations Follow Cash.** The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, at the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through the incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have made reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans.** In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest.** Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election.** The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. **Pre-Distribution Adjustment.** In the event property of the Company is distributed to one or more of the Members in kind, there shall be allocated to the Members the amount of income, gain, or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. ARTICLE FIVE: MANAGEMENT

5.1. Management by Manager.

5.1.1. **In General.** The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). The Sponsor shall serve as the Manager of the Company.

5.1.2. **Powers of Manager.** The Manager shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority.** Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the

Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2. Resignation. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3. Standard of Care. The Manager shall conduct the Company's business using its business judgment.

5.4. Appointment of Manager. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.5. Restrictions on Members. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee, or another agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6. Officers. The Manager may, from time to time, designate one or more people to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7. Time Commitment. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8. Compensation of Manager and its Affiliates.

 5.8.1. **Promissory Notes for Debt Obligations.** In lieu of acquisition and asset management fees, the Company may incur debt obligations in the form of promissory notes to finance its operations and investments. The terms, conditions, and repayment schedules of such promissory notes shall be determined by the Manager in accordance with the best interests of the Company and its Members.

 5.8.2. **Asset Management Fee.** The Manager shall not be entitled to any acquisition fee for organizing the Company or any annual asset management fee for ongoing management services.

 5.8.3. **Fees for Other Services.** The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6. ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY

6.1. Other Businesses. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. Exculpation and Indemnification

6.2.1. Exculpation.

(a) **Covered Persons.** As used in section 6.2, the term "<u>Covered Person</u>" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b) **Standard of Care.** No Covered Person shall be liable to the Company for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties.** Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. Indemnification.

(a) Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity.** The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation.** Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause.** If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. Amendment. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. Survival. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. Confidentiality. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7. ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS

7.1. Bank Accounts. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. Books and Records of Account. The Company shall keep at its principal's office's books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. Annual Financial Statements and Reports. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4. Reports Required by Law. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5. Right of Inspection.

7.5.1. **In General.** If a Member wishes additional information or to inspect the books and records of the Company for a bona fide purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2. **Bona Fide Purpose.** The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a bona fide purpose.

7.5.3. **Representative.** An authorized representative of a member may conduct an inspection of the Company's books and records, provided such an authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions.** The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a member to inspect the Company's records, the Manager may require such Member to draw up a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requested Members to consolidate their request and appoint a single representative to conduct such a review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6. Tax Matters.

7.6.1. **Designation.** The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2. **Examinations and Audits.** The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. **Elections and Procedures.** In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4. **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns.** The Manager shall cause to be prepared and timely file all tax returns required to be filed by or for the Company.

8. ARTICLE EIGHT: TRANSFERS OF SHARES

8.1. Voluntary Transfers.

8.1.1. **Generally.** No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2. **Prohibited Transfers.** No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3. **First Right of Refusal.**

(a) **In General.** In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules.** The following rules shall apply for the purposes of this section:

(1) If the Sponsor elects not to purchase the Transfer Interest or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3) If the Sponsor elects not to purchase the Transfer Interest or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from a cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee.** Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers.** The following transactions shall be exempt from the provisions of section 8.1:

(a) A transfer to or for the benefit of any spouse, child, or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation); shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities.** In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void.** Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. Death, Insolvency, Etc. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. Incorporation. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such an event, each Member shall receive stock in the newly formed corporation equivalent to his or its Shares.

8.4. Drag-Along Right. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in the liquidation of the Company.

8.5. Waiver of Appraisal Rights. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to Wyo. Stat. § 17-29-604 or otherwise, as well as any "dissenter's rights."

8.6. Withdrawal. An Investor Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of the Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. ARTICLE NINE: DISSOLUTION AND LIQUIDATION

9.1. Dissolution. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. Liquidation.

9.2.1. **Generally.** If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind up the affairs of the Company and to make the final distribution as provided herein.

9.2.2**. Distribution of Assets.** After the liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Distributions In Kind.** The assets of the Company shall be liquidated as promptly as possible so as to permit distribution in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager's opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account.** Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. ARTICLE TEN: POWER OF ATTORNEY

10.1. In General. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgment, and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2. Terms of Power of Attorney. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. Notice to Investor Members. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Investor Member.

11. ARTICLE ELEVEN: MISCELLANEOUS

11.1. Amendments.

11.1.1. **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, too (i) correct typographical mistakes; (ii) reflect the admission of additional Members, and (iii) comply with applicable law.

11.1.2. **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2. Waivers. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3. Assignment by Sponsor. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4. Notices. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member-provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5. Electronic Delivery. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6. Governing Law. This Agreement shall be governed by the internal laws of [State of Incorporation] without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the [State of Incorporation] courts or the Federal courts located in [State of Incorporation], (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, and (iii) agrees that any such court shall have in persona jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by [State of Incorporation], and (v) if such Member is not otherwise subject to service of process in [State of Incorporation] agrees to appoint and maintain an agent in [State of Incorporation] to accept service, and to notify the Company of the name and address of such agent.

11.7. Waiver of Jury Trial. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8. Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully executed original.

11.9. Signature by Facsimile or Email. An original signature transmitted by facsimile or email shall be deemed to be original for the purposes of this Agreement.

11.10. No Third-Party Beneficiaries. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third-party beneficiaries of this Agreement in any way.

11.11. Binding Effect. This Agreement shall inure to the benefit of the respective heirs, legal representatives, and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors, and assigns of each party.

11.12. Titles and Captions. All article, section, and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13. Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the person or persons may require.

11.14. Execution by Investor Members. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15. Days. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set forth above.

MANAGER:
Stiforp Development Company LLC

(Sign) Signed by: Gary Shanks
3742974A2C4D41C...
By: Gary Shanks, its Manager

Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

INVESTMENT AGREEMENT

This is an Agreement, dated _____, by and between Stiforp Development Company LLC a Wyoming limited liability company (the "Company"), and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through https://realrisecapital.net/ (the "Site"), operated by RealRise Capital LLC (the "Intermediary").   The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Investment.

> **1.1. In General.** Subject to the other terms and conditions of this Agreement, Investor shall invest and Company agrees to accept, the capital fund investment amount of $_____. ("Investment"). In exchange for the Investment, the Company shall be granted entitlement to twelve percent (12%) in the form of interest for the duration of a subsequent and consecutive twelve (12) months commencing from the Effective Date of this Agreement.

> **1.2. Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your promissory notes, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

This is not a purchase of membership interest and as such, you will not receive any certificates representing any transfers of interest in the Company.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company (attached as an exhibit to the Disclosure Document) and understand its terms, including those dealing with distributions.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in entering into this Agreement and making this Investment, not on behalf of anyone else.

4.8. **Investment Purpose.** This is not a purchase of interest in the Company but rather an Investment in exchange for payment with an interest upon the completion and sale of the Project.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** If applicable, you understand that your securities may not be transferrable and that securities laws also limit transfer. Investor agrees that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. Without limiting the foregoing, Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

i.   To the Company;

ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii.   As part of an offering registered under the Securities Act with the SEC; or

iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.

4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from investing under this Agreement.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this does not mean we will be successful with your Investment.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its

Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this ~~Subscription~~ Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. Confidentiality.

The information on the Site, including the information in this Agreement and if applicable, the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit.

6. Inaccurate or Fraudulent Information; CF SPV.

6.1   If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate or fraudulent information or have otherwise violated your obligations set forth herein, we may (but shall not be required to) modify the payment amount to the original investment amount WITHOUT inclusion of the interest.

6.2   In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Operating Agreement.

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. Governing Law.

Your relationship with us shall be governed by the Wyoming law, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of Wyoming unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at ceo@neweradirectmarketing.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above. The undersigned investor agrees that by signing below, such investor agrees to the terms of the Operating Agreement and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: Stiforp Development Company LLC
MANAGER:
Stiforp Development Company LLC

(Sign) _____
Gary Shanks
CEO

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Operating Agreement and that this signature page shall act as a joinder to such agreement.

_____, a _____ _____

[Name of Entity Purchaser], a [state of organization] [type of entity]

By: _____, its _____

                                [title of representative of Purchaser]

Investor Signature

ACCEPTED: Stiforp Development Company LLC
MANAGER:
Stiforp Development Company LLC

(Sign) _____
Gary Shanks
CEO

Acceptance Date: _____

Exhibit E   **Form of Note**


NON-NEGOTIABLE PROMISSORY NOTE

Stiforp Development Company LLC
Non-Negotiable Promissory Note


THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON_____, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		**Principal Amount**	$_____

  FOR VALUE RECEIVED, Stiforp Development Company LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated _____ the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

  IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

Stiforp Development Company LLC

By _____
Gary Shanks
CEO

Exhibit F   Note Indenture

NOTE INDENTURE

Stiforp Development Company LLC
Note indenture

This Note Indenture is entered into by Stiforp Development Company LLC, a Wyoming limited liability company (the "Company"), and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on _____ (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Note Indenture to Notes.** The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Events of Default.** An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3.   **Consequences of Default.**

3.1. **Notice.** Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.57

3.2. **Appointment of Representative.**

3.2.1. Selection. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative.** The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney.** Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims.** No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers.** Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative.** The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative.** A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies.**

 3.3.1. **In General.** Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

 3.3.2. **Additional Interest.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were ten percent (10%) before an Event of Default, it would be twelve percent (12%) following and during the continuance of an Event of Default.

 3.3.3. **Expenses.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments.**

 3.4.1. **In General.** Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

  (a) First, to pay the expenses described in section 3.3.3;

  (b) Second, to pay the interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

  (c) Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

 3.4.2. **Payments Deemed Held in Trust.** Any Purchaser who receives payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers and shall return such excess on demand.

3.5. **Forbearance Not a Waiver.** If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing and signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default.** An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1. The date the Representative and the Company entered into a settlement of all claims; or

3.6.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4. **Limitation on Distributions.**

4.1. **Certification Required.** Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2. **No Distributions Upon Default.** The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3. **Obligation to Return Distributions.** Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4. **Limitation of Liability.** Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5. **Payments Required.**

5.1. **Maturity Date.** The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due on December 31, 2026 (the "Maturity Date").

5.2. **Principal and Interest.** Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of twelve percent (12%) per year. Principal payments will be calculated over a one-year amortization period. Interest will accrue the first year and be added to the principal balance owed. Principal and interest payments are expected to be paid back as a final balloon payment to each investor upon the sale of the property. However, if the Company's Cash Flow (as defined below) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at (12%) per year until paid. See Exhibit G: Amortization Schedule attached.

5.3. **Prepayment.** The Company may prepay any Note at any time, in whole or in part, without penalty.

6. Payment and Withholding.

6.1. **Payment.** All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2. **Withholding.** If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificates of a state, a local, or foreign governmental authority such that the Company may make payments under the Note without deduction for or at a reduced rate of deduction for, any tax.

7. **Transfers.**

7.1. **Limitations on Transfers.** Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2. **Conditions.** In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, i.e., fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3. **First Right of Refusal.** In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4. Exempt Transfers. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8. **Replacement of Indenture.**

8.1. **In General.** This Note Indenture may be amended at any time with the consent of the Company and Purchasers owning more than fifty percent (50%) of all outstanding Notes, measured by outstanding principal amount. If any amendment is proposed by the Company and not approved by such Purchasers within ninety (90) days, then the Company shall not again seek the consent of the Purchasers for such amendment for a period of an additional ninety (90) days.

8.2. **Amendment without Consent of Purchasers.** Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1. Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2. Establish the form or terms of Notes;

8.2.3. Cure any ambiguity, defect, or inconsistency;

8.2.4. Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5. Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6. Secure the Notes; or

8.2.7. Make any other change that does not adversely affect the rights of any Purchaser.

9. **Related Parties.** In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10. **Miscellaneous.**

10.1. **Electronic Delivery.** All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2. **Notice.** Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to ceo@neweradirectmarketing.com if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3. **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4. **No Sinking Fund.** Notes are not entitled to any sinking fund.

10.5. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Michigan without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Michigan courts or the Federal courts located in Michigan, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Michigan law, and (v) if such Purchaser is not otherwise subject to service of process in Michigan, agrees to appoint and maintain an agent in Michigan to accept service, and to notify the Company of the name and address of such agent.

10.6. **Waiver of Jury Trial.** Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

Stiforp Development Company LLC

By _____
Gary Shanks
CEO

Exhibit G   Amortization Schedule

No.	Due Date	Payment Due	Interest	Principal	Balance
					950,000.00
1	12/31/25	84,406.35	9,500.00	74,906.35	875,093.65
2	1/31/26	84,406.35	8,750.94	75,655.41	799,438.24
3	2/28/26	84,406.35	7,994.38	76,411.97	723,026.27
4	3/31/26	84,406.35	7,230.26	77,176.09	645,850.18
5	4/30/26	84,406.35	6,458.50	77,947.85	567,902.33
6	5/31/26	84,406.35	5,679.02	78,727.33	489,175.00
7	6/30/26	84,406.35	4,891.75	79,514.60	409,660.40
8	7/31/26	84,406.35	4,096.60	80,309.75	329,350.65
9	8/31/26	84,406.35	3,293.51	81,112.84	248,237.81
10	9/30/26	84,406.35	2,482.38	81,923.97	166,313.84
11	10/31/26	84,406.35	1,663.14	82,743.21	83,570.63
12	11/30/26	84,406.34	835.71	83,570.63	0.00

Exhibit H   Pro-forma

Revenue	Amount ($)	Notes
Estimated Sale Price	1,200,000	
Selling Costs (5% of Sale Price)	-60,000	1,200,000 x 5%
Net Revenue After Selling Costs	**1,140,000**	
Costs		
Construction Costs	-775,000	Total building costs
Financing Costs	-114,000	$950,000 x 12% (assumed 12-month period)
Total Costs	**-889,000**	
Profit Calculation		
Net Revenue	1,140,000	
Total Costs	-889,000	
Estimated Profit	**251,000**	
Profit Margin	**20.90%**	

Exhibit I   **Pitch Deck**



ABOUT US

We are a premier full-service development and construction firm specializing in design, land planning, management, and comprehensive construction services.



2024

Year founded



Docusign Envelope ID: 4A784662-DB86-4295-91FF-6FBC85F150D9



Gary Shanks
CEO

Our CEO

With decades of experience in leadership, operations, and strategic management across multiple industries, I bring a wealth of expertise to my role as CEO of Stiforp Development Company. My career began in Las Vegas's casino industry, where I held key positions at MGM, Caesars Palace, and Wynn Las Vegas, honing my skills in team management and high-stakes operational oversight. Transitioning to Vice President of Operations at JMI Telecom in 2007, I gained valuable experience in strategic planning and business development. In 2020, I embraced entrepreneurship by opening Southern Taste Seafood, further refining my operational acumen and discovering a passion for real estate investment. This diverse background uniquely positions me to lead Stiforp Development Company, where I apply my skills in managing complex projects, building strong teams, and executing innovative strategies to deliver transformative real estate developments that maximize community and investor potential.







Project Highlights

Invest in a prestigious real estate development on a prime .62-acre waterfront property at Mt. Isle Harbor, where breathtaking views of Mt. Island Lake meet the convenience of being just minutes from Charlotte's thriving urban core. This project promises the perfect fusion of luxury, serenity, and accessibility, making it a standout in today's competitive market.

Why Invest?

- Prime Location: Rare opportunity to develop in a high-demand waterfront community.
- Strong Returns: Secure a 12% ROI within a short holding period of just 8-12 months.
- Proven Strategy: Backed by expert developers and a robust real estate market.


Street View
Mountain Island
Mountain Trail Dr
Mountain Park Dr
Gannett Dr
Shady Reach Ln
Nance Cove
16
2000
Susanna Dr
Rozzelles Landing Dr
Tema Cir
Mountain Island HydroElectric Facility





INVESTMENT OPPORTUNITY

SUMMARY

2125 Mt. Isle Harbor Dr

5 BED 4.5 BATH

3,500 SQ. FT. NEW DEVELOPMENT

$775,000

ANTICIPATED BUILDING COST

12 MILES

FROM UPTOWN CHARLOTTE

OFFERING DETAILS

We are excited to present a unique and exclusive real estate investment opportunity in a prime .62-acre waterfront property located at Mt. Isle Harbor. This project promises both high value and limited competition, making it a compelling choice for discerning investors.



Security Type

Debt



Investment Duration

8-12 Months



Preferred Return

12%



Exit Strategy

Build to Sell



BUSINESS PLAN

Development Plan

The Mt. Isle Harbor project will be executed in three meticulously planned phases. *Phase 1* focuses on securing land acquisition, obtaining necessary zoning approvals, and enhancing infrastructure to lay a solid foundation for development. *Phase 2* will see the construction of a luxury single-family home, designed to seamlessly integrate with the natural beauty of the waterfront site, creating an elegant and desirable living space. Finally, in *Phase 3*, the property will be marketed and sold to a curated audience, emphasizing the exclusivity, lifestyle benefits, and premium location that set this development apart.

Financial Overview

The financial projections for this project underscore its viability and attractive returns. with estimated development costs of $775,000, yielding an expected interest of 12%. The anticipated investment timeline from inception to completion ranges from 8 to 12 months, making this a compelling opportunity for investors seeking efficient and profitable returns.

BUSINESS
PARTNERS & CONSULTANTS

Hendricks Builders, Inc. brings over 20 years of expertise in luxury home design and development. Known for its commitment to quality, sustainability, and client satisfaction, the company creates properties that blend artistry, functionality, and environmental harmony.

Key Attributes:
· Exceptional Craftsmanship: Tailored, detail-oriented construction.
· Client-Centered Designs: Homes customized for individual lifestyles.
· Sustainability: Environmentally friendly building practices.
· Proven Success: A portfolio of exceptional luxury projects.

Key Partners:
Capital Raising Academy provides funding and investor relations expertise, ensuring a well-structured and transparent investment process.
New Era Direct Marketing ensures effective market penetration with innovative, AI-powered solutions and strategic campaigns.
Lifestyle International Realty is a rapidly expanding real estate firm operating in Florida, New Jersey, New York, and North and South Carolina, specializing in residential homes, investments, commercial real estate, and condos.



Uptown
Charlotte

Charlotte, North Carolina, is a dynamic and rapidly growing city, making it an attractive destination for real estate investors. Known as the Queen City, Charlotte boasts a diverse and thriving economy, anchored by major financial institutions such as Bank of America and Wells Fargo. The city's strategic location and well-developed infrastructure contribute to its appeal, as it serves as a major transportation hub with a well-connected airport and an extensive highway network. This accessibility enhances the potential for real estate investment, allowing for efficient movement of goods and people throughout the region. The city's real estate market is marked by a mix of residential, commercial, and industrial properties, offering investors a wide range of opportunities.

Charlotte's housing market has seen consistent growth, fueled by a robust job market, a steady influx of new residents, and a vibrant cultural scene. Neighborhoods like South End and NoDa have experienced revitalization, attracting young professionals and artists, while suburbs like Ballantyne offer upscale residential options. With a diverse portfolio of real estate options, investors can tailor their investments to align with the evolving demands of the city's expanding population.

In addition to its economic strength and diverse real estate offerings, Charlotte is renowned for its quality of life. The city features a mix of parks, cultural attractions, and recreational amenities, making it an appealing place for residents and consequently, an attractive investment location. The city's commitment to sustainability and urban planning further enhances its long-term potential for real estate investors, as the community continues to prioritize smart growth and development. As Charlotte continues to evolve, real estate investors have the opportunity to capitalize on the city's upward trajectory and contribute to its ongoing success.





Stiforp Development Company

Company Information

 30 N GOULD ST #41780
SHERIDAN, WY 82801

 702-807-0472

 garyshanks60@yahoo.com

 legacywealthcapitalgroup.com



Investor Inquiries

Engage directly with the project sponsor by utilizing the "comment" feature on the campaign page to inquire about the offering.

Exhibit J   Bad Actor Checks

North Capital Private Securities: Bad Actor Check

Name of covered person: Gary Shanks

Date: December 31, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Gary Shanks** is likely: **NOT DISQUALIFIED**	!
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

1.) A judgment and lien search on Gary Shanks uncovered the following:
- A federal tax lien filed on 11/13/2008 for $36,078 in Nevada. Filing number 200811130004128. No release information was available.
- A state tax lien filed 11/25/1997 for $1,740 in New Jersey. The lien was satisfied and released on 1/9/2004.
- A state tax lien filed on 1/18/1995 for $250 in New Jersey. The lien was satisfied and released on 10/8/2002.

2.) A North Carolina record search on Gary Shanks uncovered the following:
- MT ISLE HARBOR BOAT SLIP ASSN INC VS GARY SHANKS
- IN THE MATTER OF THE FORECLOSURE OF A DEED OF TRUST GARY K SHANKS
- CHARLOTTE CITY OF VS GARY K SHANKS

For more information on these cases please search for Gary Shanks at the following record search: https://portal-nc.tylertech.cloud/Portal/

Exhibit K   **Disclosures**



January 9, 2025

RealRise Capital LLC fka: Secure Living LLC
FPRD No. 317308
615 S College St,
Charlotte, NC 28202

Dear Christopher Stokes,

Subject: Clarification of Bad Actor Report Findings

I hope this letter finds you well. The purpose of this correspondence is to address findings identified during the mandatory background check conducted by North Capital Securities, as required by SEC regulations for raising capital via Regulation Crowdfunding. My intent is to ensure full transparency and provide clarification regarding the issues highlighted.

1. **Federal Tax Lien (Filed 11/13/2008):** This lien, in the amount of $36,078, resulted from a tax audit in 2008. The matter was fully resolved, with the lien paid and satisfied in approximately 2013.
2. **Mountain Island Harbor Full Sleep Association vs. Gary Shanks**: This case pertains to late association fees for a deeded boat slip in Mountain Island Harbor. The fees were brought up to date and resolved in 2023.
3. **City of Charlotte vs. Gary Shanks**: This $140 lien was related to an unpaid sewage bill on a property. The issue is currently being addressed and is in the process of resolution.

Please let me know if further clarification or documentation is needed to support these explanations.

Sincerely,

Signed by:

Gary Shanks
3742974A2C4D41C...

Gary Shanks

4351 Flandes Street
Las Vegas, NV 89121
(702) 807-0472